SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                 2 March 2006

                                This is a summary - the detailed release will be issued later today

                                               SkyePharma Responds to Allegations
                                               Made by North Atlantic Value Group

LONDON,  UK, 2 March 2006 -  SkyePharma  wishes to respond to certain  unsubstantiated  allegations  made today by a minority  group of shareholders  ("the NAV group") in a circular to  SkyePharma's  shareholders.  The vast majority of the  shareholdings  held by the NAV group have been acquired in the last nine months.

Until today the Company has not been able to respond with a detailed  rebuttal as the EGM requisition  and subsequent  letters from the
NAV group have only cited unspecified "corporate governance issues".

        .  The  allegations  made by the NAV group are without  substance  and they  continue to offer no strategy for taking  SkyePharma forward.
        .  All NAV group's  claims  concern  matters  detailed in  SkyePharma's  reports and  accounts  and other  documents  before they invested.  NAV group  cannot claim they were  unaware of these facts  unless they failed to review  these  publicly  available documents.
        .  We agree with their statement that SkyePharma has an "excellent and potentially  very valuable  product  portfolio".  This has been built by the current Board.
        .  SkyePharma has appointed a new  non-Executive  Chairman,  Chief Executive and Chief Operating  Officer.  The appointment of an
           Executive Chairman would make them redundant no matter what the NAV group has implied in the media.
        .  The NAV group's activity has severely undermined the current share price in the Board's opinion.
        .  The Board of SkyePharma continues to advise shareholders to vote AGAINST the resolutions proposed at the EGM.

Summary  response details follow:

"A HISTORY OF DISAPPOINTING ITS SHAREHOLDERS"

Drug development is a long-term process.  Predicting the timing of commercialisation  is difficult.  SkyePharma has always provided the clearest most accurate estimates  possible.  SkyePharma has a new Chairman and management team dedicated to delivering its new strategy which is designed to move the Company into profitability as soon as possible.

"CONTRACTS WITH QUESTIONABLE VALUE TO SHAREHOLDERS"

All  investments  are made as part of the  Company's  commercial  relationships  and usually as part payment to  SkyePharma.  Some have resulted in capital gains and others have not. To protect its investments,  SkyePharma requests a board position,  after - not before -
it invests as a common practice. All information on this has been detailed in the Annual Reports.

"AN INFLATED CORPORATE COST BASE"

SkyePharma's New York offices were rented on an arm's length basis on terms based on independent real estate valuations. The cost of the London office is £42 per sq ft over five years, not  £80 as suggested by the NAV group. These offices are not expensive or lavish
- but management is already reviewing all corporate overheads, including the London and New York offices.

"ROBERT THIAN'S SUITABILITY"

In the view of the Board, Robert Thian is unsuitable to be Executive Chairman. His last executive pharmaceutical experience was in
1989. He lacks the technical training, experience and qualifications. Dr Karabelas and his newly appointed team have current, relevant experience. They are highly qualified and have exemplary track records.

Dr Jerry Karabelas, Chairman said:

"NAV offer no substance, no strategy, just distortion. NAV would destroy SkyePharma with an 18 month review when new management is already moving the Company forward rapidly.

"This is a crucial moment for shareholders. The choice is to back the Company's coherent strategy or to listen to vague unsubstantiated slurs.

"The Board of SkyePharma  believes that all of the above  allegations  are  completely  unfounded and have no basis in fact.  They have been contrived by the NAV group for their own ends."

For further information please contact:
SkyePharma PLC                                                                +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications                             +44 207 491 5124

Sandra Haughton, US Investor Relations                                        +1 212 753 5780

Buchanan Communications                                                       +44 207 466 5000
Tim Anderson / Mark Court

SkyePharma  wishes to remind  Shareholders  that they are  entitled  to attend and vote at the  meeting  and/or may  appoint a proxy to attend on their behalf.  The Board strongly advises  Shareholders to vote AGAINST the resolutions by completing,  signing and returning the Form of Proxy (which was sent together with the Notice of  Extraordinary  General  Meeting dated 16 February  2006).  The completed proxies should be returned as soon as possible so as to arrive at Capita Registrars,  The Registry,  34 Beckenham Road, Beckenham Kent,
BR3 4TU not later than 11 am on 7 March 2006.

SkyePharma plc has appointed Salisbury Associates as its Shareholder Communications Advisor. Salisbury Associates have established the following Toll Free Shareholder Helplines:

If you have any questions regarding the contents of the documents you have received, please call the appropriate Shareholder
Information Hotline

In the UK
0800-035-2220

In North America
011800-3231-3233

From other International sites
+44 1494 840 812

The helpline hours are:

9:00am - 5:00pm UK time Monday to Friday from 17 February 2006
9.00an - 5.00pm EST in North America

Please note that your call maybe recoreded for quality assurance and training purposes.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   March 2, 2006